[TELEMIG CELULAR LOGO] [GRAPHIC OMITTED]       [GSM EDGE LOGO] [GRAPHIC OMITTED]

Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
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Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
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Phone: (55 61) 429-5673


                          TELEMIG CELULAR PROVIDES THE
                             LARGEST GSM COVERAGE IN
                            THE STATE OF MINAS GERAIS

      Covered area reaches over 300 locations in the State of Minas Gerais.

Brasilia, December 23rd, 2004 - Telemig Celular Participacoes S.A. (BOVESPA:
TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), announced today that its operating company of wireless telecommunications services in the State of Minas Gerais, Telemig Celular, has complied with its goal of reaching over 300 locations with the GSM EDGE network, earlier than the scheduled date - December 31, 2004. The Company surpasses its competitors' coverage in Minas Gerais, reaching 323 locations (including the cities covered under the agreement with CTBC Celular). The coverage of none its competitors exceeds 254 locations in the State of Minas Gerais, according to the information available in their websites. Telemig Celular maintains the leadership in the State, servicing over 2.6 million clients.

<< For Telemig Celular, confidence is fundamental. We delivered what was promised on the network launching date and we will keep working to provide our clients with the best service and quality, which is already recognized by the market >>, said Ricardo Grau, CEO in office.

For the deployment of the GSM Edge network, launched on November 28, Telemig Celular is expected to invest approximately R$ 250 million in 2004. This is the most advanced GSM network in Brazil.

<< The large coverage and the most advanced technology provided by our Company will attract both our clients and the users of other GSM operators, since the only thing they need to do to become a client of Telemig Celular is to buy a new chip>>, added Mr. Grau.

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This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.



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